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                                                                     EXHIBIT 8.3

                              LAW OFFICE
                              PAZ & HOROWITZ
JORGE PAZ DURINI          WHYMPER 1105 Y ALMAGRO         DIEGO FELIX ESTUPINAN
BRUCE HOROWITZ*            P.O. BOX 17-21-1533           DAVID BENALCAZAR ROSERO
LITTLETON TAZEWELL**        QUITO - ECUADOR
ESTEBAN RIOFRIO

MEMORANDUM OF LAW

TO:    KPMG LLP
FROM: DIEGO FELIX
DATE: APRIL 16, 2001
RE:   ASSIGNMENT OF PARTICIPATION INTEREST IN OIL FIELDS IN ECUADOR

BACKGROUND AND PURPOSE

We have been asked to provide an update in our opinion in relation to the level of certainty in completing the process of assignment of participation interest on Contracts for the participation of the production of oil fields in Ecuador, more specifically on the Contracts called "Marginal Fields".

The contracts for the Marginal Fields of Tiguino and Charapa were assigned to Petrobell, during 2001, and Bellwether International, Inc., during 2000, respectively, and were owned by the Iecontsa-Grantmining-CPVEN-Petrocol Consortium, and by the Bellwether-Tecnipetrol Consortium, respectively, on December 31, 2000. In order to formally record the assignments with the appropriate Ecuadorian governmental agencies, certain additional actions must be taken. These actions are the obtaining of signatures and certificates of various governmental agencies and participants in the Marginal Fields. As we indicated in our previous opinion dated February 19, 2001, all of the approvals necessary to execute the assignment agreements, with exception of the assignment of Petrocol's 25% participation interest in the Tiguino Field, have been acquired, but the assignment agreements have not yet been signed by the legal representatives of Petroecuador and Petroproduccion. The timing of receiving these signatures is subject to change based upon schedules of ministers and participants.

The obtaining of the signatures required to execute and register the assignment agreements of participating interest on the contracts for the Marginal Fields of Tiguino and Charapa is currently in process. This opinion addresses the risk and levels of uncertainty in the completion of assignments and their registration process.

In order to provide this opinion we have performed a search in several departments of Ministry of Energy and Mines (MEM), including the Direccion Nacional de Hidrocarburos (DNH) which is in charge of the Registry of Hydrocarbons, the Unidad de Contratacion Petrolera (UCP) and Unidad de Administracion de Contrato (UAC), we also did research in Petroecuador and Petroproduccion with which information we provide our opinion to the following issues:

                              QUESTIONS PRESENTED:

1. How certain is to obtain the registration of the assignment of the participation interest in the Charapa Contract?

and


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2.    How certain is to obtain the registration of the assignment of the participation interest in the Tiguino Contract?

BRIEF ANSWER

1. We find no legal reason why the process for the registration of the assignment of the participation interest in the Charapa Contract will not be concluded.

2. We find no legal reason why the process for the registration of the assignment of the participation interest in the Tiguino Contract will not be concluded.

                               REASONS IN BRIEF:

1. In the case of the Charapa Assignment, we have already explained the reasons for our opinion in our Memorandum of Law dated as per February 19th, 2001.

It should be noted that the legal representatives of Petroecuador and Petroproduccion, parties to the original Charapa Contract, have requested an additional opinion to the Comite Especial de Licitaciones (CEL) prior to signing the assignment agreement, even though it is not clear whether CEL must issue an opinion. The request is for CEL to authorize the legal representatives of Petroecuador and Petroproduccion to sign the assignment agreement. The Attorney General has also been requested to provide his opinion whether CEL must or must not issue an opinion.

The question as to whether or not the approval of the CEL is required is just a procedural matter within the authorization that the legal representatives of Petroecuador and Petroproduccion require to sign as parties to the assignment agreement, once the authorization granted by the MEM has been issued. The authorization from the MEM is the legal requirement for the assignment, and it has already been obtained.

Regardless of whether CEL must or may not issue a new opinion, there are no legal reasons that will prevent the execution of the assignment agreement for the registration of the assignment of the participation interest in the Charapa Contract.

So long as Bellwether and its partner in the consortium, Tecnipetrol, comply with the written terms of the Charapa Contract and applicable law and regulations regarding its ownership and operation under the Charapa Contract, Bellwether will not be subject to forfeiture or other loss of its rights under this contract.

2. In the case of the Tiguino Assignment, the Minister of Energy and Mines granted the required and mandatory authorization of the assignment of the 45% of the participation interest on March 5, 2001. Such authorization is final and not subject to further review. With the authorization we started the actual process of preparing the assignment contract. Since Petroecuador and Petroproduccion are parties to the original Tiguino Contract, they also have to be parties of the assignment contract. We are in the process of obtaining the authorization from the respective boards for the legal representatives of these governmental entities to appear as parties of the assignment agreement.

We expect Petroecuador and Petroproduccion will request the opinion of CEL, unless the Attorney General has stated it is not necessary.

The authorization for the assignment of the 25% of participation interest still pending, has already been requested. The Ministry of Energy and Mines has prepared a favorable a project of authorization, once all the required reports have been favorable. Favorable internal reports from the UCP as well as favorable internal reports from the Financial Department of the DNH have already been issued.
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As of today, Petrocol currently holds the contract as nominee for Petrobell, under an applicable agreement entered into for such purpose. This arrangement is customary in Ecuador, and is enforceable under the laws of Ecuador. Upon registration of the assignment contracts, Petrobell will hold the contract on its own behalf. Nevertheless, the holding of title to the contract by Petrocol does not affect Petrobell's ability to operate the property or exercise the rights under the contract.

There is no legal reason why the transfer to Petrobell of the contract rights will not occur. Moreover, preliminary reports required for such transfer have been favorably obtained.

Bellwether has all govermental approvals necessary to operate the Tiguino Field and sell its share of production. Such sale of the share of production has taken place on a regular basis since the takeover of the operations of the Tiguino Field and have been duly authorized by the competent authorities.

The registration process does not affect Bellwether's right to operate the Tiguino Field, or to receive proceeds of the production under any applicable agreement that provide for such operation, whether direct or indirect; nor does it affect the right to receive such proceeds, entered into with the partners of the Iccontsa-Grantmining-CPVEN-Petrocol Consortium.

The registration of the assignment of the participation interest in the Tiguino Contract is absolutely sure and there are no legal reasons that will prevent the completion of the assignment agreements.


Sincerely,
PAZ & HOROWITZ

/s/ Diego Felix E.
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Diego Felix E.